[ASBURY AUTOMOTIVE GROUP, INC. LETTERHEAD]

June 17, 2011

Via EDGAR

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asbury Automotive Group, Inc.

Registration Statement on Form S-4

Filed May 13, 2011

File No. 333-174217

Dear Mr. Owings:

Set forth below are the responses of Asbury Automotive Group, Inc. (“we,” “our,” or the “Company”) to the Securities and Exchange Commission (the “SEC” or the “Commission”) Staff’s comment letter dated June 1, 2011 addressed to Elizabeth Chandler, Vice President, General Counsel and Corporate Secretary of the Company, concerning the above referenced filing. For ease of reference, we have included the text of each of the Staff’s comments in bold-face type below, followed by our response thereto.

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: We are providing a supplemental letter stating that we are registering the exchange offer in reliance on the Commission’s position contained in the above-referenced letters, and including in such letter the representations referred to above.

2.	Please file the registration rights agreement with respect to the original notes. You may satisfy such filing obligation by incorporating such agreement into the registration statement by reference to another filing. See Item 601(b)(4) of Regulation S-K.

Response: We are filing the registration rights agreement as Exhibit 4.4 to our Amendment No. 1 to registration statement on Form S-4.

Outside Cover Page of Prospectus

3.	As currently presented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

Response: We hereby confirm that the offer will be open at least through midnight on the twentieth business day.

The Exchange Offer, page 5

Expiration Date; Withdrawal of Tenders; Returns of Original Notes Not Accepted for Exchange, page 5

4.	We note the disclosure indicating that you will exchange the exchange notes “as soon as practicable” following the expiration date. Rule 14e-1(c) requires that you exchange the exchange notes “promptly” following the expiration date. Please revise here and throughout the prospectus, as necessary. We note that you provide such disclosure in “The Exchange Offer-Expiration Date; Extensions; Termination; Amendments.”

Response: We have revised the referenced disclosure throughout the prospectus to clarify that, in accordance with Rule 14e-1(c), we will exchange the exchange notes promptly following the expiration date of the offer.

The Exchange Offer, page 18

Expiration Date; Extensions; Termination; Amendments, page 18

5.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: We have revised the disclosure throughout the registration statement to indicate that, in the event of a material change in the offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

6.

We note that you will make a public announcement of any extension by 5:00 p.m. on the next business day following the previously scheduled expiration date. Exchange Act Rule 14e-1(d) requires that such announcement be made by 9:00 a.m. Eastern time on the next business day following the previously scheduled expiration date. Please revise.

Response: We have revised the disclosure throughout the registration statement to clarify that, in accordance with Rule 14e-1(d) of the Exchange Act, we will make public announcement of any extension of the offer by 9:00 a.m. Eastern time on the next business day following the previously scheduled expiration date.

Item 22. Undertakings, page II-6

7.	Please provide the undertakings required by Item 512(a) of Regulation S-K.

Response: We have revised the registration statement to include the undertakings required by Item 512(a) of Regulation S-K.

Signatures

8.	Please include the signature of the principal financial officer for each of the subsidiary guarantor registrants. Please also clarify, if correct, that the person whose title is President also serves as the applicable subsidiary guarantor registrant’s principal executive officer. See Instruction 1 to Signatures of Form S-4.

Response: We have revised the registration statement to clarify who the individuals serving as each of the principal executive officer and principal financial officer are, and to include their respective signatures therein.

Exhibit 5.2

9.	Please delete the assumption contained in paragraph (g) on page 2, as such assumption is inappropriate.

Response: We have revised the exhibit to delete the assumption contained in paragraph (g).

10.	We note the statement in the penultimate paragraph that the letter is furnished solely for your benefit and may not be relied upon by any third party. While you may limit reliance with respect to purpose, you may not limit reliance with respect to person. Please revise.

Response: We have revised the exhibit to limit reliance thereon with respect to purpose.

11.	We note the statement in the last paragraph that the letter speaks only “as of the date hereof” and that you do not assume any obligation to update or supplement the letter “after the date of [the] opinion letter.” The letter must speak as of the effective date of the registration statement. Accordingly, please revise to have the letter speak as the effective date or re-file an executed opinion on the day of effectiveness, dated as of such date.

Response: We are filing herewith a revised “form of” opinion letter. We further undertake to file an executed opinion letter on and as of the effective date of the registration statement.

Exhibit 5.3

12.	We note the statement in paragraph c on page 4 that the opinion is being furnished “solely for your benefit” and that “[n]o other person is entitled to reply on our opinions.” While you may limit reliance with respect to purpose, you may not limit reliance with respect to person. Please revise.

Response: We have revised the exhibit to limit reliance thereon with respect to purpose.

13.	We note the statement in paragraph d on page 4 that the letter is limited to matters in existence “as of the date hereof.” The letter must speak as of the effective date of the registration statement. Accordingly, please revise to have the letter speak as the effective date or re-file an executed opinion on the day of effectiveness, dated as of such date.

Response: We are filing herewith a revised “form of” opinion letter. We further undertake to file an executed opinion letter on and as of the effective date of the registration statement.

Exhibit 5.4

14.	Please revise to disclose in the letter the qualifications, exceptions, definitions and limitations that counsel intends to rely on, instead of referring to the Accord.

Response: We have revised the exhibit to disclose in the letter the qualifications, exceptions, definitions and limitations that counsel intends to rely upon.

15.	Please delete the knowledge qualifiers in paragraph 4 on page 2, as such qualifications are inappropriate.

Response: We have revised the exhibit to delete the knowledge qualifiers in paragraph 4 thereof.

16.	We note the statement in the penultimate paragraph that the opinions are “solely for your benefit” and cannot be “relied upon by any other person or entity” or “used, circulated, quoted…” without your prior written consent. While you may limit reliance with respect to purpose, you may not limit reliance with respect to person. Please revise.

Response: We have revised the exhibit to limit reliance thereon with respect to purpose.

17.	We note the statement in the last paragraph that the opinions are “as of the date set forth above” and that you do not undertake to update the opinion. The letter must speak as of the effective date of the registration statement. Accordingly, please revise to have the letter speak as the effective date or re-file an executed opinion on the day of effectiveness, dated as of such date.

Response: We are filing herewith a revised “form of” opinion letter. We further undertake to file an executed opinion letter on and as of the effective date of the registration statement.

*     *     *     *     *     *     *

In responding to the Commission’s comments, the Company acknowledges responsibility for the accuracy and adequacy of the disclosure in our SEC filings in accordance with the Securities and Exchange Act of 1933 and all applicable Securities Act rules. In addition, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please do not hesitate to call me at 770-418-8200.

Very truly yours,

/s/ Elizabeth Chandler
Name: Elizabeth Chandler
Title: Vice President, General Counsel and Corporate Secretary